SRK Consulting (Canada) Inc.
2200–1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada and Effective Date:** November 15, 2014.

I, Kelly Sexsmith, residing in North Vancouver, British Columbia do hereby certify that

1) I am a Principal Geochemist with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 2200, 1066 West Hastings Street, Vancouver, British Columbia, Canada.
2) I am a graduate of the University of British Columbia with a B.Sc in Geology in 1990 and of the Colorado School of Mines with an M.S. in Environmental Science in 1996, and have practiced my profession continuously between 1991 and 1994, and then 1997 and present. My work has involved geochemical characterization, monitoring and management of mine wastes in Canada and Internationally for the duration of my career.
3) I am a Professional Geologist registered with both the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) Registration #21397, and the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS) Registration #13977.
4) I have personally visited the Keno Hill Silver District project site from July 27 to 28, 2012.
5) As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.
6) I am a co- author of this report and responsible for sections 4.3, 4.4, 20 except 20.4.3, and co-authored sections 1, 20.4.3, 24, 25, and 26.
7) My prior involvement with the project consists of a co-authoring an Updated PEA report, completed in November, 2013.
8) I have read National Instrument 43-101 and the definition of Qualified Person set out in the Instrument and certify that by virtue of my education, affiliation on to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9) SRK Consulting (Canada) Inc. and its supporting team of consultants were retained by .Alexco Resources Corporation (Alexco) to prepare an Updated Preliminary Economic Assessment of the KHSD project. In conducting the assessment, SRK followed CIM "Best practices" and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding Technical Report is based on a site visit, a review of project files and discussions with Alexco personnel.
10) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.
11) That, as of the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Original Signed and Stamped"

Vancouver
December 10, 2014

Kelly Sexsmith, PGeo
Principal Geochemist